[Shutterfly Letterhead]

May 14, 2018

Maureen Michelle Mericle
[Address]

Dear Mickey:
We are delighted to have you join the Shutterfly family, and look forward to welcoming you to the company. Accordingly, I am pleased to offer you a regular full-time position with Shutterfly, Inc., as Senior Vice President, Chief Marketing Officer, commencing on October 1, 2018 (this date or the date you actually commence employment is referred to as the "Hire Date"), reporting to Christopher North. This job is located in Redwood City, CA.

Compensation
Your base salary will be $365,000.00 annually, minus applicable deductions and prorated for any partial periods of employment. You will be paid bi-weekly in accordance with the company's normal payroll procedure.

2018 Bonus
You will also be eligible to participate in our corporate bonus program. Your annual discretionary bonus target will be 50% of your annual salary, paid on a quarterly basis, if earned. Your eligibility for this discretionary bonus is determined at the end of each fiscal quarter and is based on various factors including company performance and you remaining in good standing. Bonuses are not earned until paid. Your eligibility for our quarterly bonus program is dependent upon your Hire Date. Based on your presumed Hire Date of October 1, 2018, you will be eligible for a fourth quarter 2018 discretionary bonus. Whether a bonus will be awarded in a particular bonus period, and in what amount, is within the sole discretion of Shutterfly. Both your base salary and the components of your bonus are subject to periodic review. Your bonus participation will be subject to all the terms, conditions and restrictions of the applicable Shutterfly Bonus Plan, as amended from time to time.

Shutterfly Equity
Restricted Stock Units (RSUs)
Subject to the approval of the Compensation Committee of Shutterfly's Board of Directors in accordance with the Company's equity grant procedures, you will be granted a one-time award in the form of Restricted Stock Units (RSUs) valued at $2,250,000.00 on the grant date pursuant to Shutterfly's Restricted Stock Unit Award Agreement (attached). The grant date will be your Hire Date. The number of RSUs will be calculated based on the 20 trading day trailing average closing price of the Company's common stock on the Nasdaq Global Select Market from your Hire Date. The RSUs will vest in 25% increments annually on each of the first, second, third and fourth anniversaries of the original grant date, subject to your continued employment with the Company on the applicable vesting dates_ Your grant will be subject to all the terms, conditions and restrictions of the Restricted Stock Unit Award Agreement.

One-Time Restricted Stock Units (RSUs)
Subject to the approval of the Compensation Committee of Shutterfly's Board of Directors in accordance with the Company's equity grant procedures, you will be granted a one-time award in the form of Restricted Stock Units (RSUs) valued at $500,000.00 on the grant date pursuant to Shutterfly's Restricted Stock Unit Award Agreement (attached). The grant date will be your Hire Date. The number of RSUs will be calculated based on the 20 trading day trailing average closing price of the Company's common stock on the Nasdaq Global Select Market from your

Hire Date. The RSUs will vest 100% after a two-year cliff vest from your grant date, subject to your continued employment with the Company on the applicable vesting date. Your grant will be subject to all the terms, conditions and restrictions of the Restricted Stock Unit Award Agreement.

Stock Options
Subject to the approval of the Compensation Committee of Shutterfly's Board of Directors in accordance with the Company's equity grant procedures, you will be granted a one-time option to purchase that number of shares of the Company's common stock with a notional value of $2,250,000.00 on the date of hire (the "Option"). The number of stock options will be calculated by dividing the notional option value ($2,250,000.00) by the Black-Scholes value at the date of grant. The grant date for the Option will be your Hire Date and shall be granted with an exercise price equal to the closing price of the Company's common stock on the Nasdaq Global Select Market on such date. The Option will be a nonqualified stock option, and will be exercisable for a seven-year term. The Option will vest and become exercisable over four (4) years as follows: twenty-five percent (25%) of the total shares will vest and become exercisable on the first anniversary of your Hire Date and the balance of the option will vest and become exercisable in equal installments of 1/48 of the total shares monthly over the following 36 months. Vesting will depend on your continued employment with the Company on the applicable vesting dates, and will be subject to the terms and conditions of the written agreement governing the Option.

Transition Bonus
You will receive a total transition bonus of One Million Dollars ($1,000,000.00), payable in two separate lump sum installments (the ''Transition Bonus"). In order to receive the Transition Bonus payments, you must remain an employee of the Company on the date each installment payment is payable to you. You will receive Two Hundred Fifty Thousand Dollars ($250,000.00) paid through normal payroll procedures in the pay period following your 30th day of employment, less applicable payroll tax withholding and deductions; you will receive Seven Hundred Fifty Thousand Dollars ($750,000.00) paid through normal payroll procedures in first pay period following January 10, 2019, less applicable payroll tax withholding and deductions. If you resign or your employment is terminated by the Company for Cause prior to the completion of two years of employment, you shall refund a prorated portion (calculated on a monthly basis) of the Transition Bonus to the Company (the "Clawback"). In the event the Clawback ls triggered, you agree to repay the repayment amount within ten (10) calendar days following the termination of your employment and you hereby authorize the Company to withhold from any amounts (other than deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the "Code")) owed to you the repayment amount, to the extent legally permitted. For the avoidance of doubt, 1/24 of the aggregate Transition Bonus amount shall be earned and no longer subject to the Clawback with each month of completed employment service.
Notwithstanding anything to the contrary set forth herein, if we terminate your employment for a reason other than "Cause" or you resign for "Good Reason" (each as defined in the Retention Agreement) during your first 24 months with the Company, any unpaid portion of the Transition Bonus will immediately become earned and payable and the entire Transition Bonus will no longer be subject to the Clawback.

Holidays
The remaining holidays that you will be eligible for during 2018 can be found on the Company's intra net. The holiday schedule may change at management's discretion.

Time Off
You will be eligible to participate in Shutterfly's Discretionary Time Off (DTO) policy, which allows you to take time off from work when and as you need it, and as your job responsibilities permit, subject to prior approval from your manager and the needs of the business. DTO for illness/injury for you or a family member is limited to 80 hours (2 weeks) per incident.

Benefits
As an employee of Shutterfly, you will also be eligible to receive certain employee benefits, including medical, dental and vision coverage. The medical, dental and vision coverage will begin on your Hire Date.
Additionally, you will be eligible to participate in the Fidelity 401k plan. Shutterfly reserves the right to revise or discontinue any or all of its benefit plans, at any time, in Shutterfly's sole discretion. Enclosed is some information on Shutterfly's benefit plans. Further information about these benefits can be obtained from the Shutterfly Benefits Department.

Retention and Change in Control Benefits
You will be eligible for certain severance and change in control benefits on the terms and conditions and subject to your execution of the form of Retention Agreement reflected in Attachment A, which would become effective as of the Hire Date.

Employment Eligibility Verification
For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire with the Company, or our employment relationship with you may be terminated.

Employment at Will
If you choose to accept this offer, your employment with the Company will be voluntarily entered into and will be for no specified period. As a result, you will be free to resign at any time, for any reason, as you deem appropriate. The Company will have a similar right and may terminate its employment relationship with you at any time, with or without cause or advance notice.

Section 409A
To the extent (i) any payments to which you become entitled under this offer letter, or any agreement or plan referenced herein, in connection with your termination of employment with the Company constitute deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") and (ii) you are deemed at the time of such termination of employment to be a "specified" employee under Section 409A of the Code, then such payment or payments shall not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from your "separation from service," as defined in the regulations under Section 409A of the Code ("Separation") and (ii) the date of your death following such Separation; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) tax for which you would otherwise be liable under Section 409A(a)(l) (B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph hall be paid to you or your beneficiary in one lump sum (without interest). Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this offer letter (or otherwise referenced herein) is determined to be subject to (and not exempt from) Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement or in kind benefits to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit. To the extent that any provision of this offer letter is ambiguous as to its exemption or compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A to the maximum permissible extent. To the extent any payment under this Agreement may be classified as a "short-term deferral" within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this Agreement (or referenced in this Agreement) are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations under Section 409A.

Acceptance of Offer
To indicate your acceptance of the terms of this offer, please sign and date in the space provided below and return an executed copy to: Shutterfly, Inc., 2800 Bridge Parkway, Redwood City, CA 94065, Attention: Tracy Layney, SVP, Human Resources, no later than May 18, 2018, after which this offer will expire. A duplicate original is enclosed for your records. ln addition to this letter, your offer of employment is conditioned upon: (1) providing documentation which establishes eligibility for employment in the United States; (2) completion and signing of the Shutterfly employment application; (3) successful completion of a background and reference check and (4) your signing of the Shutterfly Employee Invention Assignment and Confidentiality Agreement (and any other similar agreements relating to proprietary rights between you and the Company).

This letter agreement, and all of its attachments, constitute the entire agreement between you and the Company regarding the terms and conditions of your employment with the Company and together supersede any prior representations or agreements, whether written or oral.

[Signature Page to Follow]

This letter, along with any agreements herein, may not be modified or amended except by a written agreement signed by the Chief Executive Officer of the Company. If by May 18, 2018 we have not received a copy of this letter executed by you, then we will assume you have decided not to join the Company.

We're sure you will find our company culture, including an environment that rewards teamwork and results, a gratifying place to work. We look forward to your positive response and to everything we can do together to build Shutterfly's future.

If you have any questions regarding this offer, please feel free to contact me.

Sincerely,
/s/ Christopher North

Christopher North
President & Chief Executive Officer
Shutterfly, Inc.

Attachment:
Retention Benefits (including Change in Control) (Attachment A)

Enclosures:
SVP, CMO Job Description
Form of Restricted Stock Unit Agreement Form of Option Agreement
Bonus Plan Overview (2017 Plan attached)
Employee Invention Assignment and Confidentiality Agreement Arbitration Agreement - California
Background Check Authorization

Accepted by executive:

/s/ Maureen Michelle Mericle	Date:	5/21/2018
Maureen Michelle Mericle

Anticipated Start Date: 10/01/2018

cc: HR Manager, for distribution to Personnel File

Attachment A
RETENTION AGREEMENT

This Retention Agreement (the "Agreement") is entered into as of October 1, 2018, (the "Effective Date"), by and between Maureen Mericle (the "Executive") and Shutterfly, Inc., a Delaware corporation (the "Company").

1.Term of Agreement. Except to the extent renewed as set forth in this Section 1, this Agreement shall terminate the earlier of the third (3rd) anniversary of the Effective Date (the "Expiration Date") or the date the Executive's employment with the Company terminates for a reason other than a Qualifying Termination or CIC Qualifying Termination; provided however, if a definitive agreement relating to a Change in Control has been signed by the Company on or before the Expiration Date, then this Agreement shall remain in effect through the earlier of:

a.The date the Executive's employment with the Company terminates for a reason other than a Qualifying Termination or CIC Qualifying Termination, or

b.The date the Company or its successor has met all of its obligations under this Agreement following a termination of the Executive's employment with the Company due to a Qualifying Termination or CIC Qualifying Termination.

This Agreement shall renew automatically and continue in effect for three (3) year periods measured from the initial Expiration Date and each subsequent Expiration Date, unless the Company provides Executive notice of non-renewal at least three (3) months prior to the date on which this Agreement would otherwise renew. For the avoidance of doubt, and notwithstanding anything to the contrary in Section 2 or 3 below, the Company's non-renewal of this Agreement shall not constitute a Qualifying Termination or CIC Qualifying Termination.

1.Qualifying Termination. If the Executive is subject to a Qualifying Termination (the date of such Qualifying Termination, the ''Termination Date"), then, subject to the provisions of this Agreement, including Sections 4 and 9, Executive will be entitled to the following benefits:

a.Severance Benefits. The Company shall pay the Executive six (6) months of his or her monthly base salary at the rate in effect immediately prior to the actions that resulted in the Qualifying Termination. Such severance payment shall be paid in accordance with the Company's standard payroll procedures. The Executive will receive his or her severance payment in a cash lump sum made within sixty (60) days following the Separation, subject to the Executive's satisfaction of the release requirements set forth in Section 4 hereof.

b.Equity. Each of Executive's then-outstanding Equity Awards (as defined in the following sentence) subject only to time vesting as of the date of Separation shall accelerate and become vested and exercisable as to a number of shares subject to such Equity Award calculated by multiplying (i) fifty percent (50%) by (ii) the number of shares subject to such Equity Award that would have vested if Executive had completed an additional twelve (12) months of service as of the Termination Date. The accelerated vesting described above shall be effective as of the Separation, subject to the Executive's satisfaction of the release requirements set forth in Section 4 hereof. "Equity Awards" means all options to purchase shares of Company common stock, as well as any and all other stock-based awards granted to the Executive, including but not limited to stock bonus awards, restricted stock, restricted stock units, performance-based restricted stock units, and stock appreciation rights. Each of Executive's then-outstanding Equity Awards subject to performance-based vesting criteria as of the date of Separation shall accelerate and become vested and exercisable as to a number of shares subject to such Equity Award calculated by multiplying (i) fifty percent (50%) by (ii) the number of shares subject to such Equity Award that would have vested if Executive had completed an additional twelve (12) months of service as of the Termination Date; provided, however, that the vesting of such performance-based awards shall be subject to achievement of and certification of achievement of all applicable performance criteria. The accelerated vesting described in the preceding sentence shall be effective as of the date of such certification, subject to the Executive's satisfaction of the release requirements set forth in Section 4 hereof, and such Equity Awards will be settled, to the extent applicable, at the same time as for active employees.

c.Continued Employee Benefits. If Executive timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act ("COBRA"), the Company shall pay the full amount of Executive's COBRA premiums on behalf of the Executive for the Executive's continued coverage under the Company's health, dental and vision plans, including coverage for the Executive's eligible dependents, for the six(6) months following the Executive's Separation or, if earlier, until Executive is eligible to be covered under another substantially equivalent medical insurance plan by a subsequent employer. Notwithstanding the foregoing, if the Company, in its sole discretion, determines that it cannot provide the foregoing subsidy of COBRA coverage without potentially violating or causing the Company to incur additional expense as a result of noncompliance with applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company instead shall provide to Executive a taxable monthly payment in an amount equal to the monthly COBRA premium that Executive would be required to pay to continue the group health coverage in effect on the date of the Separation (which amount shall be based on the premium for the first month of COBRA coverage), which payments shall be made regardless of whether Executive elects COBRA continuation coverage and shall commence on the later of (i) the first day of the month following the month in which Executive experiences a Separation and (ii) the effective date of the Company's determination of violation of applicable law, and shall end on the earlier of (x) the effective date on which Executive becomes covered by a health, dental or vision insurance plan of a subsequent employer, and (y) the last day of the period six (6) months after the Separation, provided that any taxable payments under Section 2(c) will not be paid before the Executive satisfies the requirements set forth in Section 4 hereof and, once they commence, which shall be within sixty (60) days following the Separation or the date of the Company's determination of violation of applicable law, as applicable, will include any unpaid amounts accrued from the date of Executive's Separation (to the extent not otherwise satisfied with continuation coverage). If the period comprising the sixty (60)-day period described in the preceding sentence plus, if applicable, the ten (10)-day period described in Section 7(e) spans two calendar years, then the payments which constitute deferred compensation subject to Section 409A will not in any case be paid in the first calendar year. Executive shall have no right to an additional gross up payment to account for the fact that such COBRA premium amounts are paid on an after-tax basis.

1.CIC Qualifying Termination. If the Executive is subject to a CIC Qualifying Termination, then, subject to Sections 4 and 9 below, Executive will be entitled to the following benefits:

a.Severance and Bonus Payments. The Company or its successor shall pay the Ex1ecutive twelve (12) months of his or her monthly base salary at the rate in effect immediately prior to the actions that resulted in the CIC Qualifying Termination. Such payment shall be paid in a cash lump sum payment in accordance with the Company's standard payroll procedures, which payment will be made within sixty (60) days following the Separation, subject to the Executive's satisfaction of the release requirements set forth in Section 4 hereof.

b.Equity. Each of Executive's then outstanding Equity Awards, including awards that would otherwise vest only upon satisfaction of performance criteria (measured at 100% of target), shall accelerate and become vested and exercisable as to 100% of the then unvested shares subject to the Equity Award. The accelerated vesting of Equity Awards shall be effective as of the Separation, subject to the Executive's satisfaction of the release requirements set forth in Section 4 hereof. Equity Awards will be settled, to the extent applicable, at the same time as for active employees.

c.Continued Employee Benefits. If Executive timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act ("COBRA"), the Company or its successor shall pay the full amount of Executive's COBRA premiums on behalf of the Executive for the Executive's continued coverage under the Company's health, dental and vision plans, including coverage for the Executive's eligible dependents, for the twelve (12) month period following the Executive's Separation or, if earlier, until Executive is eligible to be covered under another substantially equivalent medical insurance plan by a subsequent employer. Notwithstanding the foregoing, if the Company, in its sole discretion, determines that it cannot provide the foregoing subsidy of COBRA coverage without potentially violating or causing the Company to incur additional expense as a result of noncompliance with applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company instead shall provide to Executive a taxable monthly payment in an amount equal to the monthly COBRA premium that Executive would be required to pay to continue the group health coverage in effect on the date of the Separation (which amount shall be based on the premium for the first month of COBRA coverage), which payments shall be made regardless of whether Executive elects COBRA continuation coverage, shall commence on the later of (i) the first day of the month following the month in which Executive experiences a Separation and (ii) the effective date of the Company's determination of violation of applicable law, and shall end on the earlier of (x) the effective date on which Executive becomes covered by a health, dental or vision insurance plan of a subsequent employer, and (y) the last day of the period twelve (12) months after the Separation, provided that, any taxable payments under Section 3(c) will not be paid before the Executive satisfies the requirements set forth in Section 4 hereof and, once they commence, which shall be within sixty (60) days following the Separation or the date of the Company's determination of violation of applicable law, as applicable, will include any unpaid amounts accrued from the date of Executive's Separation (to the extent not otherwise satisfied with continuation coverage). If the period comprising the sixty (60)-day period described in the preceding sentence plus, if applicable, the ten (10)-day period described in Section 7(e) spans two calendar years, then the payments which constitute deferred compensation subject to Section 409A will not in any case be paid in the first calendar year. Executive shall have no right to an additional gross-up payment to account for the fact that such COBRA premium amounts are paid on an after-tax basis.

1.General Release. Any other provision of this Agreement notwithstanding, the benefits under Section 2 and Section 3 shall not apply unless the Executive (i) has executed a general release (in a form prescribed by the Company) of all known and unknown claims that he or she may then have against the Company or persons affiliated with the Company and such release. has become effective and (ii) has agreed not to prosecute any legal action or other proceeding based upon any of such claims. The release must be in the form prescribed by the Company, without alterations (this document effecting the foregoing, the "Release"). The Company will deliver the form of Release to the Executive within five (5) days after the Executive's Separation. The Executive must execute and return the Release within the time period specified in the form, which shall in no event be later than fifty-two (52) days following the Executive's Separation.

2.Accrued Compensation and Benefits. Notwithstanding anything to the contrary in Section 2 or Section 3, in connection with any termination of employment (whether or not a Qualifying Termination or a CIC Qualifying Termination), the Company shall pay Executive's earned but unpaid base salary and other vested but unpaid cash entitlements (excluding, for clarity, any unpaid bonus for which Executive has failed to satisfy all conditions to payment) for the period through and including the termination of employment, including unused earned vacation pay and unreimbursed documented business expenses incurred by Executive through and including the date of termination (collectively, "Accrued Compensation and Expenses"), as required by law and the applicable Company plan or policy. Executive shall also be entitled to any other vested benefits earned by Executive for the period through and including the termination date of Executive's employment under any other employee benefit plans and arrangements maintained by the Company, in accordance with the terms of such plans and arrangements, except as modified herein (collectively, "Accrued Benefits"). Any Accrued Compensation and Expenses to which the Executive is entitled shall be paid to the Executive in cash as soon as administratively practicable after the termination and, in any event, no later than two and one-half (2-1/2) months after the end of the taxable year of the Executive in which the termination occurs or at such earlier time or to such lesser extent as may be required by Section 9. Any Accrued Benefits to which the Executive is entitled shall be paid to the Executive as provided in the relevant plans and arrangements.

3.Covenants.

a.Non-Solicitation. During Executive's employment and for twelve (12) months thereafter, in addition to Executive's other obligations hereunder or under Executive's confidentiality or invention assignment agreement, Executive shall not, in any capacity, whether for Executive' s own account or on behalf of any other person or organization, directly or indirectly, with or without compensation, (a) solicit, divert or encourage any officers, directors, employees, agent s, consultants or representatives of the Company (including any affiliate), to terminate his, her or its relationship with the Company (including any affiliate) and
b.solicit, divert or encourage any officers, directors, employees, agents, consult ant s or representatives of the Company (including any affiliate) to become officers, directors, employees, agents, consultants or representatives of another business, enterprise or entity.

(b) Confidentiality, Cooperation and Non-Disparagement. The Executive agrees that, following his or her cessation of employment, he or she shall cooperate with the Company in every reasonable respect and shall use his or her best efforts to assist the Company with the transition of Executive's duties to his or her successor and maintain the confidentiality of all materials and information provided or made available to Executive in connection with Executive's employment or service. The Executive further agrees that he or she shall not in any way or by any means disparage the Company, the members of the Company's Board of

Directors or the Company's officers and employees. Notwithstanding the foregoing, the Executive is not prohibited from cooperating with a government agency or testifying truthfully in any government inquiry or other proceeding or in which the Executive is required to testify pursuant to subpoena or other valid legal process.

1.Definitions.

a."Cause" means the occurrence of any of the following: Executive's (i) gross negligence or willful misconduct in the performance of his or her duties; (ii) commission of any act of fraud or material dishonesty with respect to the Company; (iii) conviction of, or plea of guilty or "no contest" to, a felony or a crime of moral turpitude or dishonesty; (iv) material breach of any proprietary-information and inventions agreement with the Company or any other unauthorized use or disclosure of the Company's confidential information or trade secrets and (v) repeated failure to perform duties reasonably assigned to him or her.

b."Change in Control." For all purposes under this Agreement, a Change in Control shall mean a "Corporate Transaction," as such term is defined in the Company's 2015 Equity Incentive Plan, provided that the transaction (including any series of transactions) also qualifies as a change in control under U.S. Treasury Regulation l.409A-3(i)(5)(v) or l.409A-3(i)(5)(vii).

c."CIC Qualifying Termination" means a Separation within twelve (12) months following the consummation of a Change in Control resulting from (i) the Company or its successor terminating the Executive's employment for any reason other than Cause or (ii) the Executive voluntarily resigning his or her employment for Good Reason.

d."Code" means the Internal Revenue Code of 1986, as amended.

e."Good Reason" means, without the Executive's consent, any of the following: (i) material reduction in base salary, other than as part of an across-the-board reduction applicable to all Company executives of less than 10%; (ii) material reduction in level or scope of job responsibilities; or (iii) the relocation of the Company's corporate office at which Executive works by more than fifty (50) miles, which relocation materially increases Executive's commuting distance. For the purpose of clause (ii), a change in responsibility shall not be deemed to occur (A) solely because Executive is part of a larger organization, (B) solely because of a change in title, or (C) solely because the Executive no longer serves on the Board of Directors or committee thereof, if applicable. For the Executive to receive the benefits under this Agreement as a result of a voluntary resignation under this subsection (c), all of the following requirements must be satisfied: (1) the Executive must provide notice to the Company of his or her intent to assert a Good Reason resignation within sixty (60) days of the initial existence of one or more of the conditions set forth in subclauses (i) through (iii); (2) the Company will have thirty (30) days (the "Company Cure Period") from the date of such notice to remedy the condition and, if it does so, the Executive may withdraw his or her resignation or may resign with no benefits and (3) any termination of employment under this provision must occur within ten (10) days of the earlier of expiration of the Company Cure Period or written notice from the Company that it will not undertake to cure the condition set forth in subclauses (i) through (iii). Should the Company remedy the condition as set forth above, after which cure one or more of the conditions arises, then the Executive may assert Good Reason again, subject to all of the conditions set forth herein.

f."Qualifying Termination" means a Separation that is not a CIC Qualifying Termination which results from (i) the Company terminating the Executive's employment for any reason other than Cause or (ii) the Executive voluntarily resigning his or her employment for Good Reason. A termination or resignation due to the Executive's death or disability shall not constitute a Qualifying Termination.

g."Separation" means a "separation from service," as defined in the regulations under Section 409A of the Code.

1.·Successors.

a.Company's Successors. The Company shall require any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business and/or assets, by an agreement in substance and form satisfactory to the Executive , to assume this Agreement and to agree expressly to perform this Agreement in the same manner and to the same extent as the Company would be required to perform it in the absence of a succession. For all purposes under this Agreement, the term "Company'' shall include any successor to the Company's business and/or assets or which becomes bound by this Agreement by operation of law.

;
b.Executive's Successors. This Agreement and all rights of the Executive hereunder shall inure to the benefit of, and be enforceable by, the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

1.Miscellaneous Provisions.

a.Section ZSOG.

(i) Best After-Tax Result. In the event that any payment or benefit received or to be received by Executive pursuant to this Agreement or otherwise ("Payments") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Code and (ii) but for this subsection (a), be subject to the excise tax imposed by Section 4999 of the Code, any successor provisions, or any comparable federal, state, local or foreign excise tax ("Excise Tax''), then, subject to the provisions of Section 9(a)(ii), such Payments shall be either (A) provided in full pursuant to the terms of this Agreement or any other applicable agreement or (B) provided as to such lesser extent which would result in the Payments being $1.00 less than the amount at which any portion of the Payments would be subject to the Excise Tax ("Reduced Amount''), whichever of the foregoing amounts, taking into account the applicable federal, state, local and foreign income, employment and other taxes and the Excise Tax (including, without limitation, any interest or penalties on such taxes), results in the receipt by Executive, on an after-tax basis, of the greatest amount of payments and benefits provided for hereunder or otherwise, notwithstanding that all or some portion of such Payments may be subject to the Excise Tax. Unless the Company and Executive otherwise agree in writing, any determination required under this Section shall be made by independent tax counsel designated by the Company and reasonably acceptable to Executive ("Independent Tax Counsel"), whose determination shall be conclusive and binding upon Executive and the Company for all purposes. For purposes of making the calculations required under this Section, Independent Tax Counsel may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sect ions 280G and 4999 of the Code, provided that Independent Tax Counsel shall assume that pays all taxes at the highest marginal rate. The Company and Executive shall furnish to Independent Tax Counsel such information and documents as Independent Tax Counsel may reasonably request in order to make a determination under this Section. The Company shall bear all costs that Independent Tax Counsel may reasonably incur in connection with any calculations contemplated by this Section. In the event that the foregoing subsection 9(a)(ii)(B) applies, then based on the information provided to Executive and the Company by Independent Tax Counsel, Independent Tax Counsel shall determine which and how much of the Payments (including the accelerated vesting of equity compensation awards) to be otherwise received by Executive shall be eliminated or reduced (as long as after such determination the value (as calculated by Independent Tax Counsel in accordance with the provisions of Sections 280G and 4999 of the Code) of the amounts payable or distributable to Executive equals the Reduced Amount). If the Internal Revenue Service (the "IRS") determines that any Payment is subject to the Excise Tax, then Section 9(a)(ii) hereof shall apply, and the enforcement of Section 9(a)(ii) shall be the exclusive remedy to the Company.

(ii) Adjustments. If, notwithstanding any reduction described in the foregoing Section 9(a)(i) (or in the absence of any such reduction), the IRS determines that Executive is liable for the Excise Tax as a result of the receipt of one or more Payments, then Executive shall be obligated to surrender or pay back to the Company, within one-hundred twenty (120) days after a final IRS determination, an amount of such payments or benefits equal to the "Repayment Amount." The Repayment Amount with respect to such Payments shall be the smallest such amount, if any, as shall be required to be surrendered or paid to the Company so that Executive's net proceeds with respect to such Payments (after taking into account the payment of the Excise Tax imposed on such Payments) shall be maximized. Notwithstanding the foregoing, the Repayment Amount with respect to such Payments shall be zero (0) if a Repayment Amount of more than zero (0) would not eliminate the Excise Tax imposed on such Payments or if a Repayment Amount of more than zero would not maximize the net amount received by Executive from the Payments. If the Excise Tax is not eliminated pursuant to this Section 8(a)(ii), Executive shall pay the Excise Tax.

b.Section 409A. Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this Agreement (or otherwise referenced herein) is determined to be subject to (and not exempt from) Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement or in kind benefits to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which Executive incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit. To the extent that any provision of this Agreement is ambiguous as to its exemption or compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A to the maximum permissible extent. To the extent any payment under this Agreement may be classified as a "short-term deferral" within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this Agreement (or referenced in this Agreement) are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations under Section 409A.

c.Other Arrangements. This Agreement supersedes any and all cash severance rights and Equity Award vesting acceleration rights under any prior agreements, arrangements, programs and plans which were previously offered by the Company to the Executive, including change in control and/or severance arrangements and vesting acceleration arrangements pursuant to an employment agreement, offer letter or change in control agreement for the period that this Agreement is in effect, and Executive hereby waives Executive's rights to such other benefits for such period. In no event shall any individual receive cash severance benefits under both this Agreement and any other severance pay or salary continuation program, plan or other arrangement with the Company.

d.Dispute Resolution. To ensure rapid and economical resolution of any and all disputes that might arise in connection with this Agreement, Executive and the Company agree that any and all disputes, claims, and causes of action, in law or equity, arising from or relating to this Agreement or its enforcement, performance, breach, or interpretation, will be resolved solely and exclusively by final, binding, and confidential arbitration, by a single arbitrator, in San Mateo County, and conducted by the American Arbitration Association under its then-existing employment rules and procedure s. Nothing in this Section 9(d), however, is intended to prevent either party from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Each party to an arbitration or litigation hereunder shall be responsible for the payment of its own attorneys' fees.

e.Notice. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid or deposited with Federal Express Corporation, with shipping charges prepaid. In the case of the Executive, mailed notices shall be addressed to him or her at the home address which he or she most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.

f.Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

g.Withholding Taxes. All payments made under this Agreement shall be subject to reduction to reflect taxes or other charges required to be withheld by law.

h.Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

i.Post-Termination Findings. The Company may conclude that a breach of this Agreement or a finding of "Cause" may have occurred following the termination of employment, in which case, any then-unpaid benefits hereunder shall cease and the Executive shall promptly cancel any accelerated equity rights hereunder and return any previously paid benefits (on a pre-tax basis).

U) No Retention Rights. Nothing in this Agreement shall confer upon the Executive any right to continue in service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company or any subsidiary of the Company or of the Executive, which rights are hereby expressly reserved by each, to terminate his or her service at any time and for any reason, with or without Cause.

(kl Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California (other than its choice-of-law provisions).

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company, by its duly authorized officer, as of the day and year first above written.

EXECUTIVE	SHUTTERFLY, INC.
/s/Maureen Michelle Mericle Maureen Michelle Mericle	/s/Tracy Layney Tracy Layney SVP & Chief Human Resources Officer